Filed by Conoco Inc.
                                    Pursuant to Rule 425 under the
                                    Securities Act of 1933

                                    Subject Company:         Conoco Inc.
                                    Commission File No.:     001-14521

                                    Subject Company:         Phillips
                                                             Petroleum Company
                                    Commission File No.:     001-00720


Set forth below are questions and answers relating to the proposed merger between Conoco Inc. and Phillips Petroleum Company that were posted on the Conoco intranet website on January 7, 2002.

                                    * * *

     The following text contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the following text include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


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     On December 7, 2001, in connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). In addition, Conoco, Phillips and CorvettePorsche Corp. will prepare and file a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be sent to stockholders of Conoco and Phillips seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com.

     Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001. Additional information will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC.

                                    * * *



Q -- As a result of the merger, when will workforce reductions begin, and can employees volunteer for severance?

A -- With the exception of some high-level positions that will be named before the merger closes, the majority of the staffing of the new company will be completed as soon as practical following closure of the merger, which is expected in the second half of 2002. The most qualified employees with the necessary skills and experience from both companies will fill the positions. Employees who wish to volunteer for termination as part of the workforce reductions and, if applicable, for benefits under the Conoco Severance Pay Plan may express their interest to their supervisors at the appropriate time, which will be communicated to employees. However, decisions regarding staffing will rest with the company.
Tom Knudson
Senior Vice President, responsible for Human Resources

Q -- When will a worldwide employee "town hall" meeting be held to talk about the merger?

A -- The current plan is to hold a "town hall" meeting for employees of both companies after the merger closes. At that point, we'll know much more about how the integration of the two companies will proceed and can answer many of the questions that are most important to employees. I want to emphasize that merging Conoco and Phillips is a process, not an event, and information about this process is being provided in a variety of ways. One of the most important is face-to-face communication with supervisors. The company also will continue to provide information through the usual communications channels, including the Pathfinder Intranet site, Conoco World, management e-mails and other communication vehicles.
Tom Knudson
Senior Vice President, responsible for Human Resources